82-4504

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
Suite #610 – 1111 Melville Street
Vancouver, B.C.
V6E 3V6

2. **Date of Material Change:** October 20th, 2003

3. **Press Release:**
A news release dated October 20th, 2003, delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

Expropriation Claim. Management reports that the company has filed its reply to the Government's application seeking leave to appeal to the Supreme Court of Canada and the Government has not responded to the Company's reply within the time period provided by law.

Board Appointment. Management welcomes the appointment of Anthony Balme as a director of the Company.

AGM/EGM and Consolidated Financial Statements. As published, the Company's AGM/EGM will be held at 0800hrs on Monday, November 24, 2003.

5. **Full Description of Material Change:** See attached news release dated October 20th, 2003.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 29th October, 2003.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

dlw 11/12

News Release – CORPORATE UPDATE

October 20, 2003

Expropriation Claim. Management reports that the company has filed its reply to the Government's application seeking leave to appeal to the Supreme Court of Canada and the Government has not responded to the Company's reply within the time period provided by law. Management reported in the Company's September 5, 2003 news release that the company had received the Government's application to the Supreme Court of Canada seeking leave to appeal against the Court of Appeal's judgement in the Company's favour following the sitting of a five judge Court of Appeal hearing on December 6, 2002. The Court in a 4:1 decision ordered that the Company be compensated for the interests taken in accordance with the Expropriation Compensation Act which establishes that the compensation shall be determined by the Expropriation Board in accordance with the provisions of the Act. **Additionally**, the Court of Appeal ordered that the Government pay the Company's costs for the Court of Appeal hearing and in the lower Court. These costs have now been agreed in the sum of C$18,562.91 and received by the Company's lawyers. Further details of the Company's expropriation claim against the Government are contained in the Company's news releases dated March 13, 2003 and September 26, 2003.

Board Appointment. Management welcomes the appointment of Anthony Balme as a director of the Company. Anthony was a senior stockbroker in London. He is a member of the Institute of Chartered Accountants and long time supporter of the Company. He is Chairman of Carter Capital Ltd (mining finance house), AMC Ltd (cashmere merchant and processor), Lymington Underwriting (Lloyds insurance underwriter) and Your Finance (a consumer credit company). He has been a participator over the years in a number of early stage mining ventures. Anthony Balme was appointed as a replacement director on October 14, 2003.

AGM/EGM and Consolidated Financial Statements. As published, the Company's AGM/EGM will be held at 0800hrs on Monday, November 24, 2003 in the board room of the Company's corporate lawyers, Holmes & King, 1300 – 1111 West Hastings Street, Vancouver, B.C., Canada. The Company has filed its Consolidated Financial statements and these are now available on SEDAR.

In making these announcements, Graeme Rowland, Chairman and President of Rock Resources said, "I believe the Supreme Court of Canada is likely to reject the Government's application to appeal. This decision should be received by the Company no later than early in the New Year. If the Government's application is rejected, the management will be seeking the maximum amount of compensation payable. I am particularly pleased to welcome Anthony Balme to the board and look forward to working closely with him in the development of the Company's future."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com